ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

November 16, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

RECEIVED
2009 NOV 23 A 9:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

COLIN JOHN HARPER
Company Secretary

09047351

Lodgement with Australian Stock Exchange:
16 November 2009 (Response to ASX for 12-November 2009 Announcement)

dlw 11/23

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

16 November 2009

Farlee Walker
Adviser, Issuers
Australian Securities Exchange
Level 8, Exchange Plaza
2 The Esplanade
PERTH WA 6000

Dear Farlee

RESPONSE TO ASX QUERY - 12 NOVEMBER 2009 ANNOUNCEMENT

In response to your letter dated 16 November 2009, we provide the following information:

1. The notification of the grant of the extension from the Senegalese Minister for Energy and Biofuels was received after close of business on Wednesday 11 November 2009. The communication was in French. None of the Company's directors or employees are proficient in French so the communication was forwarded to our Senegal office for translation to English.

   An immediate trading halt was requested on open of business in Perth on 12 November 2009, at which stage the English translation of the communication from the Minister had been received and the Directors became "aware" of its content. The appropriate ASX release was prepared and released by the Company at the earliest possible opportunity.

2. Yes. The extension to the licence term was considered material to the Company as it provided the Company with a more workable timetable within which to progress our ongoing potential farm-out opportunities.

3. N/a

4. The announcement was made as soon as practicable after communication of the extension was received and translated into English. Whilst not being able to confirm the grant due to it being dependent on written confirmation being received, previous releases made by the Company had informed the market that our application had been submitted with the full support of Petrosen, the National Oil Company, and had set out the reasons why we expected the extension to be granted. The Company was not in a position to make a more definitive announcement prior to the receipt and translation of the Minster's letter as ultimately the grant or refusal of the extension application was at the discretion of the Minister.

   As mentioned above, the directors did not make an announcement or request a trading halt until such time as an English translation had been obtained and they were "aware" of the content of the communication. We receive a number of communications from the Minister, all of which are in French, and most of which relate to routine matters which do not warrant any announcement to the ASX. It would not be reasonable, and in fact would be disruptive to the market, if a trading halt were to be called each time correspondence is received from the Sengelese government pending translation.

   The Company believes it acted as promptly as is practicable given the practicalities of the situation.

Unit 81, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au

5. The company is in compliance with the listing rules and, in particular, listing rule 3.1.

Yours sincerely
For and on behalf of
FIRST AUSTRALIAN RESOURCES LIMITED

COLIN HARPER
Company Secretary